SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261 Tel: (65) 6771 0885

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a Copy to: Ashok K. Lalwani Baker & McKenzie. Wong & Leow Millenia Tower, # 27-01 1 Temasek Avenue Singapore 039192

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Items 1 through 8.

This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on May 26, 2006, as amended by Amendment No. 1 on Schedule 14D-9/A filed on May 31, 2006 (as amended, the "Schedule 14D-9") by Pacific Internet Limited. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006*

(a)(2)	Letter to Shareholders dated May 26, 2006*

(a)(3)	Press Release dated May 26, 2006*

(a)(4)	Press Release dated May 31, 2006*

(a)(5)	Press Release dated June 14, 2006

*Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : June 14, 2006	PACIFIC INTERNET LIMITED

	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006*

(a)(2)	Letter to Shareholders dated May 26, 2006*

(a)(3)	Press Release dated May 26, 2006*

(a)(4)	Press Release dated May 31, 2006*

(a)(5)	Press Release dated June 14, 2006

*Filed previously.

(Company Registration No. 199502086C) (Incorporated in the Republic of Singapore)

OFFER BY MEDIARING LTD TO PURCHASE ALL ISSUED ORDINARY SHARES OF PACIFIC INTERNET LIMITED - EXTENSION OF OFFER PERIOD

Singapore, 14 June 2006 - All capitalised terms used and not defined in this announcement shall have the meanings given to them in the circular dated 26 May 2006 issued by Pacific Internet Limited ("PacNet") in relation to the above captioned matter.

1.

Extension Announcement

The Board of Directors of the Company wish to inform Shareholders that an announcement was made on 13 June 2006 by MediaRing Ltd (the "Offeror"), in relation to the extension of the offer period (the "Extension Announcement") in respect of the Offer. A copy of the Extension Announcement is available on the following link: www.sec.gov . Shareholders should note that as stated in the Extension Announcement, the closing date for the Offer will be extended from 12:00 midnight, New York City time, on 12 June 2006 to 12:00 midnight, New York City time on 26 June 2006.

Accordingly, the Offer shall expire at 12:00 midnight, New York City time on 26 June 2006, unless further extended by the Offeror.

The expiration date for the Options Proposal made to PacNet Option holders will similarly be extended to 12:00 midnight, New York City time, on 26 June 2006, unless further extended by the Offeror.

The offer price remains at US$8.25 net in cash per share.

2.

Board of Directors' Recommendation to REJECT Offer

The Board of Directors hereby confirms that it stands by its previous unanimous recommendation to the shareholders of the Company to REJECT the Offer as it found the Offer financially inadequate.

The Board of Directors made this recommendation on 26 May 2006, after careful consideration, including a thorough review of the Offer, the opinion of the independent financial advisor and the advice of the Company's other advisors. The Board of Directors encourages all shareholders to review the Circular that included their recommendation and the reasons therefor. The Circular is available on the US Securities and Exchange Commission's website at www.sec.gov.

3.

Responsibility Statement

The directors of PacNet (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Extension Announcement), the sole responsibility of the directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.

By Order of the Board

Media, Investors/Analysts Contacts:

Singapore (Media)

Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg

Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com

Singapore (Investors/Analysts)
Mervin Wang
Senior Manager, Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 97986077
Email: investor@pacific.net.sg
URL: www.pacnet.com/investor

US (Media, Investors/Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.